Agreements with Suppliers

All of our agreements with our suppliers are verbal agreements. The suppliers provide us with their proprietary products on a wholesale basis.

Chocolates- Our chocolates are supplied to us by Cascade Candy
Company (www.cascadecandy.com) located in LaConner, WA. Cascade candies provides us with chocolates at a 30% discount to their retail price. They drop ship the products to our customers. We provide shipping and packaging labels.

Soaps, Lotions and Gels- These products are provided to us by Moes Soap Box (www.moessoapbox.com) out of Jacksonville, NC. These items are dropped shipped by them with our shipping and packaging labels.
We receive a 20% discount to their regular retail price.

Teddy Bears- These products are provided to us by Binkley Bears out of Toronto, Ontario(Canada). We provide all of the supplies and they assemble them. We currently have 500 bears waiting to be completed.
Once this order is completed, we do not anticipate having further bears assembled by them. The company is looking to source completed bears from China.

Coffees-
Our coffee beans are purchased from San Christobal Coffee Importers out of Seattle, WA. We pay whatever the market price for coffee beans are at the time of purchase.

 The beans are roasted by Poverty Bay Roasting Company out of Seattle, WA.
We are charged $1/lb for roasting and pay the shipping costs to have the beans sent to us . We handle order fulfillment for our customers.

Our coffee accessories are bought from European Gift and Housewares out of Mount Vernon, NY on a wholesale basis as items are needed.